UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 18)*

Emerson Radio Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

291087203
(CUSIP Number)

Mr. Fok Hei Yu c/o F T I Consulting (Hong Kong) Limited Level 22, The Center 99 Queen’s Road Central Central, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

October 8, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203

1		NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) S&T International Distribution Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1		NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Grande N.A.K.S. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1		NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) The Grande Holdings Limited (In Liquidation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO

This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D relating to shares of common stock (the “Shares”), of Emerson Radio Corp. (“Emerson”), as originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2005 (the “Initial Statement”) by The Grande Holdings Limited (In Liquidation) (“Grande Holdings”), Grande N.A.K.S. Ltd. (“N.A.K.S.”), S&T International Distribution Ltd. (“S&T” and, together with Grande Holdings, and N.A.K.S., the “Reporting Persons”), The Grande Group Limited (“GGL”) and Mr. Christopher Ho Wing On (“Mr. Ho”), as amended by Amendment No. 1, dated March 7, 2006 (“Amendment No. 1”), Amendment No. 2, dated May 9, 2006 (“Amendment No. 2”), Amendment No. 3, dated May 25, 2006 (“Amendment No. 3”), Amendment No. 4, dated June 15, 2006 (“Amendment No. 4”), Amendment No. 5, dated July 7, 2006 (“Amendment No. 5”), Amendment No. 6, dated July 28, 2006 (“Amendment No. 6”), Amendment No. 7, dated August 10, 2006 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2006 (“Amendment No. 8”), Amendment No. 9, dated November 8, 2006 (“Amendment No. 9”), Amendment No. 10, dated February 7, 2007 (“Amendment No. 10”), Amendment No. 11, dated October 1, 2007 (“Amendment No. 11”), Amendment No. 12, dated November 1, 2007 (“Amendment No. 12”), Amendment No. 13, dated October 19, 2009 (“Amendment No. 13”), Amendment No. 14, dated July 5, 2012 (“Amendment No. 14”), Amendment No. 15, dated April 2, 2013 (“Amendment No. 15”), Amendment No. 16, dated August 9, 2013 (“Amendment 16”), and Amendment No. 17, dated September 13, 2013 (“Amendment No. 17” and together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, and Amendment No. 16 the “Previous Filings”), all filed by the Reporting Persons.

Item 1. Security and Issuer.

This Statement is filed with respect to the common stock of Emerson, a Delaware corporation. The address of the principal executive offices of Emerson is 3 University Plaza, Suite 405, Hackensack, New Jersey 07601.

Item 2. Identity and Background.

This statement is filed on behalf of each of the following Reporting Persons:

(1) Grande Holdings, a Bermuda corporation engaged in investment holding, the executive offices of which are located at c/o F T I Consulting (Hong Kong) Limited, Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong;

(2) N.A.K.S., a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are c/o The Grande Holdings Limited (In Liquidation), Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong; and

(3) S&T, a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are c/o The Grande Holdings Limited (In Liquidation), Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong.

Each of the Reporting Persons is party to that certain Joint Filling Agreement attached hereto as Exhibit 1. Accordingly the Reporting Persons are hereby filling a joint Schedule 13D.

As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 15,243,283 Shares (the “Emerson Shares”). As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. As the sole parent of N.A.K.S., Grande Holdings has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T.

Set forth on Annex A to this Statement is a chart setting forth, with respect to each executive officer, director and controlling person of a Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, no Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 is hereby amended in its entirety to reflect the following:

“As previously reported, upon application of a major creditor, the High Court of Hong Kong appointed Fok Hei Yu (who is also known by the anglicized name Vincent Fok) and Roderick John Sutton as Joint and Several Provisional Liquidators (the “Provisional Liquidators”) over Grande Holdings. On September 12, 2013, the High Court of Hong Kong issued a judgment to formally wind-up Grande Holdings, and the company is currently in liquidation. The Provisional Liquidators have informed Emerson that they are exploring a potential sale of the 15,243,283 Emerson Shares beneficially owned by Grande Holdings, and this process is currently ongoing.

On August 9, 2013, the Reporting Persons sent to Emerson, as required by Emerson’s bylaws, formal notice of the Reporting Persons’ intention to nominate, at Emerson’s 2013 Annual Meeting of Stockholders or Emerson’s next annual or special meeting for the election of directors (the “Annual Meeting”), each of Roderick John Sutton, John Howard Batchelor, Gregory William Hunt, and Vincent Fok to stand for election as directors of Emerson for terms expiring at the next succeeding annual meeting of stockholders of the Company in 2014. On September 13, 2013, the Reporting Persons sent formal notice of their intention to nominate three additional directors, Mark Manski, Terence Snellings, and Duncan Hon. On September 20, 2013, the Emerson Board of Directors (the “Board”) resolved to increase the size of the Board by three, to a total of ten directors. On October 8, 2013, the Reporting Persons sent formal notice of their intention to nominate three additional directors, Nicholas James Gronow, Choong Khuat Leok (who is also known by the anglicized name Lionel Choong), and Mark Sims Chadwick (the “Gronow, Choong, and Chadwick Notice of Nominations”, filed hereunder as Exhibit 14). At this time, the Reporting Persons do not intend to solicit proxies in support of the nominations, and the Reporting Persons have reserved the right to nominate additional directors to the Emerson Board. The Reporting Persons intend to cast S&T’s votes for Roderick John Sutton, John Howard Batchelor, Gregory William Hunt, Vincent Fok, Mark Manski, Terence Snellings, Duncan Hon, Nicholas James Gronow, Lionel Choong, and Kareem Sethi at the next Annual Meeting. If Mr. Sethi is not a nominee at the time of the Annual Meeting, the Reporting Persons intend to cast S&T’s votes for Mr. Chadwick. Messrs. Fok, Snellings, Hon, and Sethi currently serve on the Board. Once the Board is elected and constituted, the Reporting Persons intend to request that the Board reduce the Board to its previous size of seven directors. If the Board size is so reduced, the Reporting Persons expect that Messrs. Sutton, Batchelor and Gronow will resign from the Board.

The Gronow, Choong, and Chadwick Notice of Nominations also included formal notice of the Reporting Persons’ intent to introduce a resolution at the Annual Meeting to amend Section 3.2 of the Emerson bylaws to fix the number of directors at seven. The Reporting Persons subsequently withdrew this proposed resolution.”

Item 5. Interest in Securities of the Issuer.

S&T is the record owner of the Emerson Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Emerson Shares. As the sole stockholder of N.A.K.S, Grande Holdings may be deemed to own beneficially the Emerson Shares.

On May 31, 2011, Mr. Fok Hei Yu and Mr. Roderick John Sutton, both of F T I Consulting (Hong Kong) Limited, were appointed as the provisional liquidators of Grande Holdings.

(a) Each of the Reporting Persons may be deemed to own beneficially 56.2% of the Shares of Emerson, which percentage is calculated based upon 27,129,832 Shares reported to be outstanding as of June 30, 2013. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Emerson Shares. Each of the Reporting Persons, except for S&T with respect to the Emerson Shares, disclaims beneficial ownership of the Emerson Shares.

(b) For each Reporting Person, the following are the number of shares as to which such person has:

i. sole power to vote or to direct the vote: 0 shares.

ii. shared power to vote or to direct the vote: 15,243,283 shares.

iii. sole power to dispose or to direct the disposition: 0 shares.

iv. shared power to dispose or to direct the disposition: 15,243,283 shares.

(c) The information set forth in Item 6 is hereby incorporated by reference. Except as set forth above and in Item 6, none of the Reporting Persons has effected any transaction in the Emerson Shares during the last 60 days.

(d) The information set forth in Item 6 is hereby incorporated by reference. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Emerson Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On or around February 2010, Grande Holdings defaulted on its obligations to DB, after which DB exercised certain of its rights in respect of the Charged Shares pursuant to the Security Agreement. On March 1, 2010, DB disposed or caused the disposal of 3,900 Charged Shares at $2.2397 per share; and on March 2, 2010, DB disposed or caused the disposal of 387,299 Charged Shares at $2.955 per share. The said disposals were handled by DB.

On March 26, 2013, DB and S&T agreed on a settlement in respect of the Security Agreement pursuant to which DB has agreed (i) that all of S&T’s obligations under the Security Agreement have been discharged, (ii) to release its fixed security interest over the remaining Charged Shares (totaling 3,389,401 shares) and return and re-assign the remaining Charged Shares to S&T. As of April 2, 2013, the remaining Charged Shares have been re-assigned and returned to the possession of S&T.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated October 14, 2013 by and among Grande Holdings, N.A.K.S. and S&T.**

Exhibit 2: Agreement for the Sale and Purchase of Certain Shares in Emerson Radio Corp., dated as of August 20, 2005, between Mr. Jurick and S&T (“Stock Purchase Agreement”).*

Exhibit 3: Supplemental Agreement to the Stock Purchase Agreement, dated as of September 28, 2005, between Mr. Jurick and S&T.*

Exhibit 4: Convertible Debenture dated December 5, 2005 issued by Grande Holdings in favor of Mr. Jurick.*

Exhibit 5: Facility Agreement, dated August 22, 2005 among S&T, Grande Holdings and ABN AMRO Bank N.V., Hong Kong Branch.*

Exhibit 6: Assignment of Acquisition Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.*

Exhibit 7: Pledge Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.*

Exhibit 8: Proposal dated November 8, 2006 for the purchase by a non-U.S. subsidiary of Emerson Radio of the consumer electronics manufacturing operations of the Capetronic Group.*

Exhibit 9: Letter from the Grande (Nominees) Limited to Emerson Radio Corp. concerning the lapse of the Proposal, dated January 31, 2007.*

Exhibit 10: Stock Purchase Agreement for the Sale and Purchase of Certain Shares in Emerson Radio Corp., dated as of September 7, 2007, among S&T, the Singer Children’s Management Trust, Gary Singer and Karen Singer (“Singer Stock Purchase Agreement”).*

Exhibit 11: Security over Shares and Security Assignment Agreement, dated January 20, 2010 between S&T as Chargor in favour of DB London Branch as Secured Party (“Security Agreement”).*

Exhibit 12: Notice of Nominations of Persons for Election to the Board of Directors of Emerson Radio Corp., dated August 9, 2013 (“Notice of Nominations”).*

Exhibit 13: Notice of Nominations of Persons for Election to the Board of Directors of Emerson Radio Corp., dated September 13, 2013 (“Manski, Snellings, and Hon Notice of Nomination”).*

Exhibit 14: Notice of Nominations of Persons for Election to the Board of Directors of Emerson Radio Corp. and Proposal to Amend Section 3.2 of the Bylaws, dated October 8, 2013 (“Gronow, Choong, and Chadwick Notice of Nominations”).**

* Previously filed.
** Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GRANDE HOLDINGS LIMITED (IN LIQUIDATION)

Dated: October 15, 2013	By:	/s/ FOK HEI YU
	Name:	FOK HEI YU
	Title:	PROVISIONAL LIQUIDATOR

GRANDE N.A.K.S. LTD

Dated: October 15, 2013	By:	/s/ JOHN HOWARD BATCHELOR
	Name:	JOHN HOWARD BATCHELOR
	Title:	DIRECTOR

S&T INTERNATIONAL DISTRIBUTION LIMITED

Dated: October 15, 2013	By:	/s/ JOHN HOWARD BATCHELOR
	Name:	JOHN HOWARD BATCHELOR
	Title:	DIRECTOR

The original statement shall be signed by each person on whose behalf the Statement is filed or his authorized representative. If the Statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).

ANNEX A

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of The Grande Holdings Limited (In Liquidation) (“The Grande Holdings”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for The Grande Holdings c/o F T I Consulting (Hong Kong) Limited, Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Christopher Ho Wing-On	Director of The Grande Holdings Limited (In Liquidation)	Chairman	Canadian
FOK Hei Yu Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Provisional Liquidator of The Grande Holdings Limited (In Liquidation)	Senior Managing Director of FTI Consulting	Australian
Roderick John SUTTON Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Provisional Liquidator of The Grande Holdings Limited (In Liquidation)	Senior Managing Director of FTI Consulting	Australian

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grande N.A.K.S. Limited (“NAKS”) The principal address of each individual listed below, unless otherwise indicated below, is the current business address for NAKS (c/o The Grande Holdings Limited (In Liquidation), Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong).

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
The Grande Holdings Limited (In Liquidation)	Controlling Shareholder	N/A	Bermuda
John Howard BATCHELOR Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of Grande N.A.K.S. Ltd Limited	Senior Managing Director of FTI Consulting	Australian
Roderick John SUTTON Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of Grande N.A.K.S. Ltd	Senior Managing Director of FTI Consulting	Australian
CHOW Wai Shing Daniel Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of Grande N.A.K.S. Ltd	Managing Director of FTI Consulting	Chinese

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of S&T International Distribution Limited (“S&T”). The

principal address of each individual listed below, unless otherwise indicated below, is the current business address for S&T (c/o The Grande Holdings Limited (In Liquidation)), Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong).

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Grande N.A.K.S. Ltd	Director of S&T International Distribution Limited and Controlling Shareholder	Not applicable	Incorporated in British Virgin Islands
John Howard BATCHELOR Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of S&T International Distribution Limited	Senior Managing Director of FTI Consulting	Australian
Roderick John SUTTON Level 22, The Center, 99 Queen’s Road Central, Central, Hong Kong	Director of S&T International Distribution Limited	Senior Managing Director of FTI Consulting	Australian